3DMia, LLC – 3DMia Management, LLC

Subscription Booklet

INVESTMENT IN COMMON UNITS ("UNITS") OF 3DMIA, LLC AND UNITS ("UNITS") OF 3DMIA MANAGEMENT, LLC (COLLECTIVELY, THE "COMPANY"), INVOLVES SIGNIFICANT RISKS. INVESTORS MUST READ AND CAREFULLY CONSIDER THE DISCUSSION IN THIS SUBSCRIPTION BOOKLET SET FORTH BELOW AND UNDER "RISK FACTORS" (SEE **EXHIBIT A**) BEFORE MAKING AN INVESTMENT IN THE COMPANY.

1.   THIS SUBSCRIPTION BOOKLET AND THE INFORMATION CONTAINED HEREIN ARE CONFIDENTIAL AND PROPRIETARY TO THE COMPANY. THIS SUBSCRIPTION BOOKLET IS BEING PROVIDED TO THE RECIPIENT OR PROSPECTIVE INVESTOR CONFIDENTIALLY, FOR THE PURPOSE OF EVALUATING THE INVESTMENT DESCRIBED IN THIS SUBSCRIPTION BOOKLET AND WITH THE UNDERSTANDING THAT THE RECIPIENT WILL OBSERVE AND COMPLY WITH THE TERMS AND CONDITIONS SET FORTH IN THIS PARAGRAPH AND THE PARAGRAPHS BELOW.

2.   PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION BOOKLET AS LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR MUST CONSULT HIS, HER, OR ITS OWN INDEPENDENT COUNSEL, ACCOUNTANT OR BUSINESS ADVISOR AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THE INVESTMENT.

3.   UNITS OF THE COMPANY WILL BE ISSUED TO A LIMITED NUMBER OF INVESTORS WHO HAVE WILLINGNESS TO ACCEPT THE RISK AND LACK OF LIQUIDITY INHERENT IN THIS TYPE OF INVESTMENT.

4.   AN INVESTMENT IN THE UNITS OF THE COMPANY INVOLVES SUBSTANTIAL INVESTMENT AND TAX RISKS, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING RISK FACTORS: (I) THE START-UP NATURE OF THE COMPANY; (II) THE LACK OF LIQUIDITY; (III) RELIANCE ON THE MANAGER AND MANAGEMENT TEAM TO MANAGE THE COMPANY IN ACCORDANCE WITH THE OPERATING AGREEMENT OF THE COMPANY; (IV) UNCERTAINTIES RELATING TO THE COMPANY'S ABILITY TO LAUNCH AND SUSTAIN THE GROWTH OR TO GENERATE REVENUES ON AN ONGOING BASIS; AND (V) CERTAIN TAX RISKS.

5.   THIS SUBSCRIPTION BOOKLET DOES NOT PURPORT TO BE ALL INCLUSIVE OR TO CONTAIN ALL INFORMATION THAT MAY BE REQUIRED BY A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR MUST RELY UPON THE PROSPECTIVE INVESTOR'S OWN EXAMINATION OF THIS INVESTMENT OPPORTUNITY, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN

INVESTMENT DECISION. A PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER, OR ITS OWN COUNSEL, ACCOUNTANTS, AND OTHER ADVISORS TO CAREFULLY REVIEW AND CONSIDER ALL THE INFORMATION PROVIDED. AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND PROSPECTIVE INVESTORS SHOULD NOT INVEST IN THE COMPANY UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

6.   EACH PROSPECTIVE INVESTOR IS INVITED TO ASK QUESTIONS OF AND OBTAIN ADDITIONAL INFORMATION FROM THE COMPANY CONCERNING ALL MATTERS RELATED TO THE COMPANY, THE UNITS OF THE COMPANY, AND ANY ADDITIONAL INFORMATION NECESSARY OR DESIRABLE TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH IN THIS SUBSCRIPTION BOOKLET. THE COMPANY'S MANAGEMENT TEAM WILL PROVIDE THE INFORMATION TO THE EXTENT THAT IT POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT AND EXPENSE.

7.   THIS SUBSCRIPTION BOOKLET DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

8.   THE UNITS OF THE COMPANY ARE OFFERED BY THE COMPANY SUBJECT TO:(I) THE PRIOR RECEIPT AND ACCEPTANCE BY THE COMPANY OF ALL RELEVANT DOCUMENTS;(II) THE RIGHT OF THE COMPANY TO REJECT ANY SUBSCRIPTION FOR THE UNITS OF THE COMPANY IN WHOLE OR IN PART, FOR ANY REASON OR NO REASON; AND (III) THE RIGHT TO WITHDRAW, CANCEL OR MODIFY THIS SUBSCRIPTION BOOKLET WITHOUT NOTICE TO INVESTORS.

9. BECAUSE THE UNITS OF THE COMPANY ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, INVESTORS MUST HOLD THEM INDEFINITELY UNLESS: (I) THEY ARE REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES ACTS, WHICH REGISTRATION THE COMPANY DOES NOT EXPECT TO OCCUR; OR (II) THE COMPANY, WITH THE ADVICE OF COUNSEL, CONCLUDES THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND APPLICABLE STATE LAWS. THE OPERATING AGREEMENT OF THE COMPANY ALSO CONTAINS SIGNIFICANT RESTRICTIONS ON THE SALE, TRANSFER OR OTHER DISPOSITION OF THE UNITS BY THE INVESTORS. IT IS HIGHLY UNLIKELY THAT A PUBLIC MARKET WILL EVER DEVELOP FOR THE UNITS.

Subscription Instructions

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1. **Please complete, date and sign the Subscription Agreement, Authorized Signatory Page and Exhibits.** By signing, you agree to the terms of this 3DMia, LLC and 3DMia Management, LLC (collectively, the "*Company*") Subscription Agreement. **Please keep a copy of all completed and signed documents for your records.**

2. **CONFIDENTIALITY:** Information furnished in your Subscription Booklet will be kept strictly confidential, except that the Company and its agents may present the information to such regulatory bodies or other parties as may be appropriate to establish the availability of exemptions from certain securities law registration requirements or the compliance of the Company and this offering with applicable laws.

3DMia, LLC and 3DMia Management, LLC
2488 Eagle Lane, Holland, MI 49424

Ladies and Gentlemen:

The undersigned (the "*Investor*") hereby subscribes for Common Units ("*Units*") of 3DMia, LLC, a Michigan limited liability and Units ("Units") of 3DMia Management, LLC (collectively, the "*Company*"), in the amount specified below. The Investor understands that the Company may reject this subscription for any reason.

For purposes of such investment in the Company, the Investor hereby represents, warrants and agrees as follows:

1. **General Representations and Warranties**. The Investor hereby represents and warrants as follows to the Company:

   (a) *General Information*. The general information regarding the Investor set forth herein is true, complete and correct.

   (b) *Knowledge and Experience*. The Investor has such knowledge and experience in financial, tax and business matters that it is capable of evaluating the merits and risks of acquisition of the Units and of making an informed investment decision with respect to such investment.

   (c) *Investment Intent*. The Investor is acquiring the Units for his own account, not as a nominee or agent for any other person or entity of any kind ("*Person*"), for investment purposes only, and not with a view to the resale or other distribution thereof, in whole or in part. The Investor does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person with respect to any or all of the Units. The Investor understands that the Units have not been registered under federal or state securities laws, and that transfer of the Units is prohibited. The Investor further understands that no federal or state agency or securities or commodities exchange has reviewed the Company's Operating Agreement (the "*Operating Agreement*"), or the Units or made any finding or determination as to the fairness of an investment in the Company.

   (d) *Review of Investment*. The Investor has investigated the purchase of the Units to the extent it has deemed necessary or desirable, and has determined that the Units is a suitable investment for the Investor. In that connection, (i) the Investor has carefully reviewed the Operating Agreement, (ii) the Investor is familiar with the Company's business and its operations, (iii) the Investor has consulted with its own legal, accounting, tax, investment and other advisers to the extent the Investor has deemed necessary, (iv) the Investor has been given the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the Operating Agreement and other matters pertaining to an investment in the Company, and to obtain such additional information as it deemed desirable to verify the accuracy of such information and to evaluate the merits and risks of the purchase of the Units, and (v) the Investor is not relying on the Company, the Operating Agreement, this Subscription Agreement or any other agreement entered into by the Investor in connection with its investment in the Company.

(e)   *Ability to Bear Risks.* The Investor is able to bear the risks, including, without limitation, the economic risks associated with an investment in the Company, including the risk of a total loss of the Investor's investment in the Company.

(f)   *Counsel.* The Investor understands that legal counsel to the Company, the Manager of the Company (the "Manager") and to any of their respective affiliates will not be representing the Investor or any other investor in the Company, and no independent counsel has been retained to represent the Investor or any other investor in the Company.

(g)   *Receipt of Information.* The Investor has received, read, and fully understands all information requested by the Investor related to the Company

(h)   *Risk.* The Investor understands that an investment in the Units involves substantial risks, and he, she or it is fully cognizant of, and understands, all of the risk factors relating to a purchase of the Units, including, without limitation, those set forth on **EXHIBIT A**.

(i)   The Investor's overall commitment to investments that are not readily marketable is not disproportionate to his, her, or its individual net worth, and his, her or its investment in the Units will not cause such commitment to become excessive;

(j)   The Investor has adequate means of providing for his, her, or its financial requirements, both current and anticipated, and has no need for liquidity in this investment;

(k)   The Investor can bear, and is willing to accept, the economic risk of losing his, her, or its entire investment in the Units; and

(m)   The Investor is acquiring the Units for his, her, or its own account and for investment purposes only and has no present intention, agreement, or arrangement for the distribution, transfer, assignment, resale, or subdivision of the Units.

The investor suitability requirements stated above represent minimum suitability requirements established by the Company for investors in the Units. However, satisfaction of these requirements by an investor will not necessarily mean that the Units is a suitable investment for such investor, or that the Company will accept the investor as a subscriber. Furthermore, the Company, as appropriate, may modify such requirements in its sole discretion, and such modification may raise the suitability requirements for investors.

The written representations made by investors will be reviewed to determine the suitability of each investor. The Company will have the right, in its sole discretion, to refuse any subscription for the Units if the Company believes that an investor does not meet the applicable investor suitability requirements, the Units otherwise constitute an unsuitable investment for the prospective investor, for any other reason, or for no reason.

2. **Subscription Price**. The Units of 3DMia, LLC are being offered based on a pre-money valuation of $10,000,000 (the "Valuation Cap"). Accordingly, the subscription price for each Unit of 3DMia, LLC is $10.00 and the Company is offering a total of 100,000 Units of 3DMia, LLC for purchase. The minimum number of Units of 3DMia, LLC being sold is 10,000 Units of 3DMia, LLC for subscriptions totaling $100,000. When purchasing Units of 3DMia, LLC, the subscriber will also receive for no additional consideration, certain Units in 3DMia Management, LLC, such that the subscriber has the same ownership percentage in 3DMia Management, LLC that the subscriber has in 3DMia, LLC. Notwithstanding the Valuation Cap, if Wefunder, Inc., in its sole discretion, determines that the Investor has satisfied all conditions necessary to participate in the early bird special (such conditions, the "Early Bird Conditions"), the applicable valuation will be $8,000,000. Wefunder, Inc. shall promptly notify the Investor if, and only if, Wefunder, Inc. determines that the Investor has satisfied the Early Bird Conditions.

3. **Irrevocable Proxy; SPV Reorganization**

The Investor hereby appoints, and shall appoint in the future upon request, the Manager or its designee, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Units issued pursuant to the terms of this instrument as the holders of a majority of the Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the MANAGER determines is necessary or appropriate in the exercise of the MANAGER's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the MANAGER for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section_are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Units issued pursuant to the terms of this instrument. The MANAGER is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

Other than with respect to the gross negligence or willful misconduct of the MANAGER, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the MANAGER, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, its members, and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, its Members and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy. The Investor hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this instrument and any Units issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safes

4. **Notice of Changes**. The Investor will promptly notify the Company in writing of any changes in the foregoing representations. Absent any such notice, such representations shall be deemed made by the Investor at the time of each investment by it in the Company, and may be relied upon as complete and correct by the Company.

5. **Additional Information**. The Investor agrees to provide any information requested by the Company which the Company reasonably believes will enable the Company or its agents to comply with all applicable anti-money laundering laws, rules and regulations, including any laws, rules and regulations applicable to an investment held or proposed to be held by the Company, and information related to the Investor necessary to allow the Company or its agents to comply with any tax reporting, tax withholding or tax payment obligations of the Company or such agent to establish the Company's or any of its investments' legal entitlement to an exemption from, or reduction of, withholding tax, including United States federal withholding tax, or any other taxes or similar payments.

6. **Further Assurances**. The Investor agrees to provide such information and execute and deliver such documents as the Company may reasonably request to verify the accuracy of the Investor's representations and warranties herein or to comply with any law or regulation to which the Company may be subject.

7. **Electronic Delivery.** If the Company chooses to do so, the Investor hereby consents to the sending of any statements, reports and other communications regarding the Company or the Investor's investment in the Company by email or access to the web in lieu of faxed or mailed copies.

8. **Indemnification.** The Investor agrees to indemnify and hold harmless the Manager of the Company, each owner of equity in the Company and the Company from and against any and all losses, liabilities, claims, damages and expenses (including any expense reasonably incurred in investigating, preparing or defending against any claim whatsoever) related to any false representation or breach of any warranty or agreement contained herein. If instructions are given by the undersigned by facsimile, the undersigned undertakes to send the original letter of instructions by courier delivery service to the Manager of the Company and the Company and agrees to keep each of them indemnified against any loss of any nature whatsoever arising to any of them as a result of any of them acting upon facsimile instructions. The Manager of the Company and the Company may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons.

9. **Successors of the Investor.** The representations, warranties and agreements in this Subscription Agreement shall be binding on the Investor's successors, permitted assigns, heirs and legal representatives and shall inure to the benefit of the respective successors and assigns of the Manager of the Company and the Company.

10. **Arbitration.** Any controversy between the Investor and the Company involving this Subscription Agreement will be submitted to arbitration on the request of any party to any such controversy in accordance with the Company Agreement.

11. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which shall be considered an original.

12. **Applicable Law and Jurisdiction.** Except to the extent covered by applicable United States federal law, this Subscription Agreement and the rights and obligations of the parties hereto with respect to the commitment shall be interpreted and enforced in accordance with, and governed by, the laws of the State of Michigan applicable to agreements made and to be performed wholly within that jurisdiction.

13. **Entirety of Agreement; Amendment.** This Subscription Agreement along with the Units constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements (whether oral or written), and may not be amended, modified, terminated or revoked except by written agreement of the parties.

* * * * * * * * * * * * * * * * * * *

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

3DMia, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

RISK FACTORS

Prospective participants in the Units should carefully consider the risks and uncertainties described below before deciding to invest in the Company. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that adversely affect the Company's business. If any of the following risks actually occurs, the Company's business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the value of the Units could decline, and participants could lose all or a part of their investment. Prospective participants should consult with their own legal, tax and financial advisors prior to subscribing for the Units.

THE PURCHASE OF THE UNITS IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. AN INVESTMENT IN THE UNITS SHOULD ONLY BE MADE BY PERSONS ABLE TO BEAR THE RISK, AND WITHSTAND THE TOTAL LOSS, OF THEIR INVESTMENT.

RISKS RELATED TO INVESTING IN THE UNITS:

Despite careful planning and research, efforts to launch the Company may be ineffective. The Company has developed a detailed plan for growing its business and achieving profitability. Should the Company not raise all of the necessary start-up capital, the Company may not be able to launch or implement its entire business plan and therefore may not achieve its business goals. Further, if any of the details of the Company's business plan are not accurate, the Company may not have sufficient funds to complete any particular component of its plan, which could negatively impact the Company's ability to further establish itself in the marketplace.

Investing in the Units is speculative. The Company cannot assure its participants that they will realize their investment objectives. For this reason, each prospective participant should carefully read this subscription booklet. In addition, each prospective participant should consult his, her, or its own business and legal advisors.

The Company's lack of significant operating history makes it difficult for participants to evaluate this investment. The Company has limited operating history. Therefore, the Company can only provide financial information using projections based on financial assumptions. Actual results may differ materially from those included in the Company's financial projections.

The Company may invest or spend the proceeds of this subscription in ways with which participants may not agree or in ways that may not yield a return. The Company has provided an estimated use of proceeds based on its current estimates of how the Company will use the funds it is raising. The Company does not, however, currently have agreements or commitments with specific vendors or personnel at this time. The Company also may not have adequately predicted the pace of its growth and may need to reallocate funds. The Company's management team will have considerable discretion in the application of the proceeds from this subscription, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately or as you anticipated. You will not have the opportunity to direct the use of your investment dollars. Until the net proceeds are used, they may also be placed in investments that do not produce significant income or that may lose value.

The Company may require additional financing to support the Company's operations and growth of its business, and the Company cannot be certain that this capital will be available on reasonable terms when required, if at all. From time to time, the Company may need additional financing to operate or grow its business. The Company's ability to obtain additional financing, if and when required, will depend on participant and lender demand, its operating performance, and other factors, and the Company cannot assure participants that additional financing will be available to the Company on favorable terms when required, if at all. If the Company raises additional funds through the issuance of equity, or equity-linked or debt securities, those securities may dilute your ownership interest of the Units. If the Company is unable to obtain adequate financing or financing on terms satisfactory to the Company, the Company's ability to support its operations or growth could be significantly impaired, and operations may be harmed.

The Company does not expect to declare any distributions for the foreseeable future. The Company currently intends on retaining future earnings to finance its operations and expansion of its business. The Company therefore does not expect to declare or pay any distributions for the foreseeable future.

Participants will be diluted by each additional investment in the Company. Distributions, if any, will be made based on ownership percentages. Ownership percentages may, however, change over time such that the percentage of the overall distributions any participant might receive may change or be diluted.

RISKS RELATED TO THE LAUNCH OF THE COMPANY *OR OTHERS SPECIFIC TO BUSINESS PLAN.*

If the Company fails to maintain and promote its brand, its business and operating results will be harmed. The Company believes that maintaining and promoting its brand is critical to expanding its base of consumers and sponsors. If the Company is unable to achieve widespread recognition in a relative short period of time it will not achieve the anticipated revenue growth.

The Company's performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact the Company's operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for the Company's products.

Political and other factors also can affect the Company's performance. Concerns about presidential, congressional, and state elections and legislature and policy shifts resulting from those elections can affect the demand for our products.

The Company's efforts to develop new products may be costly and ineffective. The Company's efforts to develop new products may not be successful, and any new product that the Company develops may not result in customer or market acceptance. The development of new products is a lengthy and costly process. Any new products that the Company develops and introduces to the marketplace may be unsuccessful or achieve success that does not meet the Company's expectations for a variety of reasons, including delays in introduction, unfavorable cost comparisons with alternative products, and unfavorable performance. Significant expenses related to proposed new products that prove to be unsuccessful for any reason will adversely affect the Company's operating results.

Liability insurance is expensive and may be difficult to obtain. Liability insurance coverage is expensive and from time to time may be difficult to obtain. An inability to obtain liability insurance, significant increases in the cost of insurance the Company obtains, or losses in excess of our liability insurance coverage would have a material adverse effect on the Company.

A significant disruption in the Company's computer systems or a cyber-security breach could adversely affect our operations. The Company relies extensively on its computer systems to run and manage its products. The Company's systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, and human error, and our disaster recovery planning cannot account for all eventualities. If the Company's systems are damaged, fail to function properly, or otherwise become compromised or unavailable, the Company may incur substantial costs to repair or replace them, and the Company may experience loss of critical data and interruptions or delays in its ability to perform critical functions, which could adversely affect the Company's business and operating results. Any compromise of the Company's data security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to the Company's reputation, loss or misuse of the information, and a loss of confidence in the Company's data security measures, which could harm its business.

Potential strategic relationships may not achieve their objectives, which could impede the Company's growth. The Company anticipates that it will enter into strategic relationships in the future. The Company is continually explore strategic relationships designed to expand its product offerings, enter new markets, and improve its distribution channels. The Company's existing strategic relationships and any new strategic relationships may not achieve their intended objectives, and parties to the Company's strategic relationships may not perform as contemplated. The failure of these relationships may impede the Company's ability to manufacture and source products and introduce new products and enter new markets.

The Company's growth strategy may require significant additional funds, the amount of which will depend upon the Company's working capital and general corporate needs. Any borrowings made to finance operations or future acquisitions could make the Company more vulnerable to a downturn in its operating results, a downturn in economic conditions, or increases in interest rates on borrowings. If the Company's cash flow from operations is insufficient to meet its debt service requirements, the Company could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet its debt service requirements. Adequate financing may not be available if and when the Company needs it or may not be available on terms acceptable to the Company. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on the Company. From time to time, the Company may seek additional equity or debt financing to provide funds for the expansion of its business. The Company cannot predict the timing or amount of any such financing requirements at this time. If such financing is not available on satisfactory terms, the Company may be unable to expand its business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing members.

The Company's inability to procure or protect its intellectual property or obtain the right to use intellectual property from third parties could impair the Company's competitive advantage, reduce our sales, and increase costs. The Company's success and ability to compete depend in part on our ability to protect its intellectual property. The Company relies on confidentiality agreements and other contractual provisions to protect its intellectual property, but these measures may provide only limited protection. The Company's failure to enforce and protect its intellectual property rights or obtain the right to use necessary intellectual property from third parties could reduce sales and increase costs. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States.

RISKS RELATED TO SECURITIES LAW COMPLIANCE

There is no public trading market for the Units; therefore, it will be difficult for participants to sell their interests. An investment in the Company is illiquid and involves risks. There is no public market for the Units, and it is not expected that a public market will develop. Consequently, participants will bear the economic risks of their investment in the Company. Prospective participants will be required to represent and agree that they are purchasing the Units on their own account for investment only and not with an intention to resell or distribute.

Neither the Units, nor the related securities are registered with the United States Securities and Exchange Commission or state securities authorities. The Units will not be registered with the Securities and Exchange Commission or the securities agency of any state, and is being offered in reliance upon an exemption from the registration provisions of the Securities Act of 1933 (the "Act") and state securities laws applicable only to offers and sales to participants meeting the suitability requirements set forth in this subscription booklet.

Prospective participants will not have the benefit of agency review. Because this is a nonpublic offering and is therefore not registered under federal or state securities laws, prospective participants will not have the benefit of review by the United States Securities and Exchange Commission or any state securities regulatory authority. The terms and conditions of this subscription booklet may not comply with the guidelines and regulations established for companies that are required to be registered and qualified with those agencies.

If the Company fails to comply with the requirements for the private offering exemption on which it is relying, the Company could face severe financial demands that adversely impact your investment. The Units are being offered and will be sold to participants in reliance upon a private offering exemption from registration provided in the Act and state securities laws. If the Company should fail to comply with the requirements of such exemption, the participants may have the right, if they so desire, to rescind their purchase of the Units. It is possible that one or more participants seeking rescission would succeed. This might also occur under the applicable state securities laws and regulations in states where the Units will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of participants were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and the investment in the Units by the remaining participants.

The offering price was not established on an independent basis; the actual value of your investment may be substantially less than what an participant pays. This price of the Units and related securities bears no relationship to the Company's book or asset values or to any other established criteria for valuing the Units. Because the conversion price is not based upon any independent valuation, the conversion price may not be indicative of the proceeds that an participant would receive upon liquidation. Further, the conversion price may be significantly more than the price at which the Units would trade if they were to be listed on an exchange or actively traded by broker-dealers.

TAX RISKS

Changes in federal income tax law may adversely affect a participant's investment in the Company. Congress is constantly analyzing and reviewing numerous proposals regarding changes to the federal income tax laws. The extent and effect, if any, of such a change is uncertain. The discussion of tax aspects in this subscription booklet is based on law presently in effect. Participant's should be aware that new legislative, administrative, or judicial action could significantly change the tax aspects of an investment in the Company.

The Company does not offer any tax advice to participants. Prospective participants should consult their own tax advisors with respect to their investment in the Company. Depending on the personal financial situation of each participant, different tax implications may result from an investment in the Company.

If the Company is not treated as a partnership for federal income tax purposes, participant returns will be reduced. The management team intends that the Company be taxed as a partnership for federal income tax purposes. If the Company were to be treated for tax purposes as a corporation, the tax benefits associated with an investment in the Company, if any, would not be available to the members. The Company would, among other things, pay income tax on its earnings in the same manner and at the same rate as a corporation, such earnings would be subject to tax again as ordinary income when distributed to the members, and losses, if any, would not be deductible to Members.

An investment in the Company may not meet the investment criteria for certain tax-exempt participants. In considering an investment in the Units of a portion of the assets of a trust or of a pension or profit-sharing plan qualified under Code Section 401(a) and exempt from tax under Code Section 501(a), a fiduciary should consider: (i) whether the investment satisfies the diversification requirements of ERISA Section 404; (ii) whether the investment is prudent, as the Units are not freely transferable and there will not be a market created in which participants can sell or otherwise dispose of the Units; and (iii) whether the Units or the underlying assets owned by the Company constitute "Plan Assets" under ERISA.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED IN ADVANCE. IN REVIEWING THIS SUBSCRIPTION BOOKLET, POTENTIAL PARTICIPANTS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

JOINDER AGREEMENT

IN WITNESS WHEREOF, by execution of this agreement ("**Joinder Agreement**") the undersigned Member hereby consents to and agrees to be bound by the terms, covenants and provisions of the Operating Agreement dated March 1, 2019 (the "**Operating Agreement**"), applicable to Members of 3DMia, LLC ("**Company**"), and take the Common Units (as defined in the Operating Agreement) subject to all of the rights, obligations, and restrictions described in the Operating Agreement. Upon acceptance by the Manager, the undersigned Member shall be admitted to the Company as a Member and the undersigned hereby authorizes this Joinder Agreement to be attached to a counterpart of the Operating Agreement.

Date: [EFFECTIVE DATE]   Number of Common Units: [SHARES]

MANAGER   MEMBER

By: 3DMia Management, LLC

Founder Signature   *Investor Signature*

By:_____   By:_____
Name: [FOUNDER_NAME]   Name: [INVESTOR NAME]
Title: [FOUNDER_TITLE]   Title: [INVESTOR TITLE]

JOINDER AGREEMENT

IN WITNESS WHEREOF, by execution of this agreement ("**Joinder Agreement**") the undersigned Member hereby consents to and agrees to be bound by the terms, covenants and provisions of the Operating Agreement dated January 1, 2019 (the "**Operating Agreement**"), applicable to Members of 3DMia Management, LLC ("**Company**"), and take the Units (as defined in the Operating Agreement) subject to all of the rights, obligations, and restrictions described in the Operating Agreement.   Upon acceptance by the Manager, the undersigned Member shall be admitted to the Company as a Member and the undersigned hereby authorizes this Joinder Agreement to be attached to a counterpart of the Operating Agreement.

Date: [EFFECTIVE DATE]   Number of Units: [SHARES]

MANAGER   MEMBER

Founder Signature   *Investor Signature*

By:_____   By:_____
Name: [FOUNDER_NAME]   Name: [INVESTOR NAME]
Title: [FOUNDER_TITLE]   Title: [INVESTOR TITLE]